UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)




                              Bandag, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   059815-100
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                               Phillip J. Hanrahan
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                           Milwaukee, Wisconsin 53202
                                 (414) 271-2400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 4, 2002
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------                ------------------------
         CUSIP No. 059815-100                             Page 2 of 10 Pages
----------------------------------------                ------------------------

================================================================================
    1     NAME OF REPORTING PERSON

          Martin G. Carver
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [x]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     Not Applicable
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               583,282 (See Item 5)
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              3,730,431 (See Item 5)
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              583,282 (See Item 5)
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                3,730,431 (See Item 5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,313,713 (See Item 5)
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     40% (See Item 5)
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

================================================================================

----------------------------------------                ------------------------
         CUSIP No. 059815-100                             Page 3 of 10 Pages
----------------------------------------                ------------------------

================================================================================
    1     NAME OF REPORTING PERSON

          Roy J. Carver, Jr.
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [x]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     Not Applicable
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               400,732 (See Item 5)
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              3,730,431 (See Item 5)
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              400,732 (See Item 5)
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                3,730,431 (See Item 5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,131,163 (See Item 5)
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     39% (See Item 5)
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

================================================================================

----------------------------------------                ------------------------
         CUSIP No. 059815-100                             Page 4 of 10 Pages
----------------------------------------                ------------------------

================================================================================
    1     NAME OF REPORTING PERSON

          Carver Management Company LLC
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [x]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     Not Applicable
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              2,615,685 (See Item 5)
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                2,615,685 (See Item 5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,615,685 (See Item 5)
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     29% (See Item 5)
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     OO (LLC)
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

================================================================================

----------------------------------------                ------------------------
         CUSIP No. 059815-100                             Page 5 of 10 Pages
----------------------------------------                ------------------------

================================================================================
    1     NAME OF REPORTING PERSON

          Carver Partners LP
--------  ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [x]
--------  ----------------------------------------------------------------------
    3     SEC USE ONLY

--------  ----------------------------------------------------------------------
          SOURCE OF FUNDS*

    4     Not Applicable
--------  ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------  ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
 NUMBER OF        7     SOLE VOTING POWER

   SHARES               0
              --------  --------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              2,615,685 (See Item 5)
              --------  --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

 REPORTING              0
              --------  --------------------------------------------------------
   PERSON        10     SHARED DISPOSITIVE POWER

    WITH                2,615,685 (See Item 5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,615,685 (See Item 5)
--------  ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN
          ROW (11) EXCLUDES CERTAIN SHARES*                                  [ ]

--------  ----------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13     29% (See Item 5)
--------  ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON*

   14     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

================================================================================

----------------------------------------                ------------------------
         CUSIP No. 059815-100                             Page 6 of 10 Pages
----------------------------------------                ------------------------

Item 1.  Security and Issuer.

     This Amendment No. 20 to Schedule 13D relates to shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Bandag, Incorporated, an Iowa corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2905 North Highway 61, Muscatine, Iowa 52761.

     Martin G. Carver has previously filed a Schedule 13D and 19 amendments with respect to the Common Stock. As part of this Amendment No. 20, Roy J. Carver, Jr., Carver Management Company LLC, and Carver Partners LP have been added as joint filers pursuant to Rule 13d-l(k)(l).


Item 2.  Identity and Background.

     (a), (b), (c) and (f): This Amendment No. 20 to Schedule 13D is being filed on behalf of each of the following persons (each of which is referred to as a "Reporting Party," and collectively as the "Reporting Parties"):

     (1) Martin G. Carver, a United States citizen, whose business address is 2905 North Highway 61, Muscatine, Iowa 52761. Martin G. Carver is currently Chairman of the Board, Chief Executive Officer and President of the Issuer.

     (2) Roy J. Carver, Jr., a United States citizen, whose business address is 2905 North Highway 61, Muscatine, Iowa 52761. Roy Carver, Jr. is currently Chairman of the Board of Directors of Carver Pump Company, a builder of centrifugal pumps; President of Carver Aero, Inc., which operates fixed base operations at airports in Muscatine, Iowa and Davenport, Iowa; and President of Carver Hardware, Inc., which operates a chain of hardware stores. The principal business address of Carver Pump Company is 2415 Park Avenue, Muscatine, Iowa 52761. The principal business address of Carver Aero, Inc. is 5701 Grandview Avenue, Muscatine, Iowa 52761. The principal business address of Carver Hardware, Inc. is P.O. Box 8167, Muscatine, Iowa 52761.

     Roy J. Carver, Jr. has previously filed a Schedule 13D with respect to the Common Stock. However, on August 13, 1993, he filed Amendment No. 19 thereto indicating that he had ceased to be the beneficial owner of more than 5% of the Common Stock.

     (3) Carver Management Company LLC, a Delaware limited liability company (the "LLC") was formed to serve as the sole general partner of a family limited partnership. The business address of the LLC is c/o Martin G. Carver, Manager, Carver Management Company LLC, 2905 North Highway 61, Muscatine, Iowa 52761. Martin Carver and Roy Carver, Jr. are the sole members of the LLC and share equally the voting power and the power to purchase or sell assets of the LLC.

     (4) Carver Partners LP, a Delaware limited partnership (the "Limited Partnership") was formed to hold certain securities and other assets. The business address of the Limited Partnership is c/o Martin G. Carver, Manager, Carver Management Company LLC, General Partner, 2905 North Highway 61, Muscatine, Iowa 52761. The LLC is the sole general partner of the Limited Partnership and, as such, possesses the voting power and the power to purchase or sell assets of the Limited Partnership. Lucille A. Carver, a United States citizen, is the sole limited partner of the Limited Partnership. Mrs. Carver has no control over the voting power or the power to purchase or sell assets of the Limited Partnership.

     (d) None of the Reporting Parties has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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         CUSIP No. 059815-100                             Page 7 of 10 Pages
----------------------------------------                ------------------------


     (e) None of the Reporting Parties has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

     The 2,615,685 shares of Common Stock (and the 3,312,060 shares of the Issuer's non-voting Class A Common Stock) owned by the Limited Partnership were contributed by Lucille A. Carver on June 4, 2002 in exchange for a limited partnership interest in the Limited Partnership.


Item 4.  Purpose of Transaction.

     The contribution of 2,615,685 shares of Common Stock (and the 3,312,060 shares of the Issuer's non-voting Class A Common Stock) by Lucille A. Carver to the Limited Partnership on June 4, 2002 in exchange for a limited partnership interest in the Limited Partnership was effected to facilitate the holding and management of the Issuer's stock in an investment vehicle.

     The Reporting Parties currently have no intention, plan or proposal, though each Reporting Party reserves the right to subsequently devise or implement any such plan or proposal, with respect to:

     (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the issuer;

     (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter or bylaws, or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above.

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         CUSIP No. 059815-100                             Page 8 of 10 Pages
----------------------------------------                ------------------------


Item 5.  Interest in Securities of the Issuer.

     To the best of the Reporting Parties' knowledge and based on information obtained from the Issuer, the aggregate number of shares of Common Stock of the Issuer outstanding on April 30, 2002 is 9,079,431 shares and the aggregate number of shares of the Issuer's Class B Common Stock, par value $1.00 per share (the "Class B Common Stock") outstanding on April 30, 2002 is 2,037,200 shares.

     Each share of Class B Common Stock is entitled to ten votes and is convertible at the option of the holder into one share of Common Stock, which is entitled to one vote. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, each Reporting Party is deemed to have beneficial ownership of the shares of Common Stock which may be acquired upon conversion of the Class B Common Stock (if any) such Reporting Party owns. The beneficial ownership percentages set forth in this Schedule 13D for each Reporting Party are calculated in accordance with the provisions of Rule 13d-3 and are based upon 9,079,431 shares of Common Stock outstanding plus such number of shares of Common Stock which may be issued to such Reporting Party upon conversion of that Reporting Party's Class B Common Stock (if any).

     (a)-(b):

     (1) The Limited Partnership is the direct beneficial owner of 2,615,685 shares of Common Stock, representing approximately 29% of the issued and outstanding shares of Common Stock.

     (2) By virtue of its position as the sole general partner of the Limited Partnership, the LLC may be deemed to beneficially own the 2,615,685 shares of Common Stock, representing approximately 29% of the issued and outstanding shares of Common Stock, held by the Limited Partnership.

     (3) Martin G. Carver beneficially owns an aggregate of 4,313,713 shares of Common Stock, which represents approximately 40% of the issued and outstanding shares of Common Stock. Included in this total are:

          (i) 583,282 shares of Common Stock, including 502,622 shares of Common Stock issuable upon conversion of 502,622 shares of Class B Common Stock, over which he possesses sole voting and investment power;

          (ii) 2,615,685 shares of Common Stock held by the Limited Partnership, over which he shares voting and investment power by virtue of his position as one of the two managers of the LLC, which is the sole general partner of the Limited Partnership; and

          (iii) 1,114,746 shares of Common Stock issuable upon conversion of 1,114,746 shares of Class B Common Stock owned by Lucille A. Carver, over which he shares voting and investment power with Roy J. Carver, Jr. by virtue of a power of attorney. Lucille A. Carver also retains the power to vote and dispose of these shares.

     The shares of Common Stock and Class B Common Stock described in sentence
(i) above give Martin G. Carver approximately 17% of the Issuer's total voting power.

     The shares of Common Stock and Class B Common Stock described in sentences
(ii) and (iii) above give Martin G. Carver, when acting together with Roy J. Carver, Jr., approximately 47% of the Issuer's total voting power.

     (4) Roy J. Carver, Jr. beneficially owns an aggregate of 4,131,163 shares of Common Stock, which represents approximately 39% of the issued and outstanding shares of Common Stock. Included in this total are:

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         CUSIP No. 059815-100                             Page 9 of 10 Pages
----------------------------------------                ------------------------


     (i) 400,732 shares of Common Stock issuable upon conversion of 400,732 shares of Class B Common Stock, over which he possesses sole voting and investment power;

     (ii) 2,615,685 shares of Common Stock held by the Limited Partnership, over which he shares voting and investment power by virtue of his position as one of the two managers of the LLC, which is the sole general partner of the Limited Partnership; and

     (iii) 1,114,746 shares of Common Stock issuable upon conversion of 1,114,746 shares of Class B Common Stock owned by Lucille A. Carver, over which he shares voting and investment power with Martin G. Carver by virtue of a power of attorney. Lucille A. Carver also retains the power to vote and dispose of these shares.

     The shares of Class B Common Stock described in sentence (i) above give Roy
J. Carver, Jr. approximately 14% of the Issuer's total voting power.

     The shares of Common Stock and Class B Common Stock described in sentences
(ii) and (iii) above give Roy J. Carver, Jr., when acting together with Martin
G. Carver, approximately 47% of the Issuer's total voting power.

     (c) On June 4, 2002, Lucille A. Carver contributed 2,615,685 shares of Common Stock to the Limited Partnership in exchange for a limited partnership interest in the Limited Partnership.

     (d) None.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits.

     Exhibit 1. Agreement to File Schedule 13D Jointly.

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         CUSIP No. 059815-100                            Page 10 of 10 Pages
----------------------------------------                ------------------------



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 12, 2002

                                 CARVER PARTNERS LP

                                 By:  Carver Management Company LLC, as its
                                      General Partner


                                 By:  /s/ Martin G. Carver
                                      ------------------------------------------
                                      Martin G. Carver, Manager


                                 By:  /s/ Roy J. Carver, Jr.
                                      ------------------------------------------
                                      Roy J. Carver, Jr., Manager


                                 CARVER MANAGEMENT COMPANY LLC


                                 By:  /s/ Martin G. Carver
                                      ------------------------------------------
                                      Martin G. Carver, Manager


                                 By:  /s/ Roy J. Carver, Jr.
                                      ------------------------------------------
                                      Roy J. Carver, Jr., Manager

                                 /s/ Martin G. Carver
                                 -----------------------------------------------
                                 Martin G. Carver

                                 /s/ Roy J. Carver, Jr.
                                 -----------------------------------------------
                                 Roy J. Carver, Jr.